SI 10027297 IMISSION

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section

FEB 24 2010

Washington, DC

| SEC FILE NUMBER |
|---|
| 8- 34532 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUEST CAPITAL STRATEGIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23832 Rockfield Blvd #130
(No. and Street)

Lake Forest, CA 92630
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyne Tsai (949)830-4885
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tanvaran, Askelson & Company
(Name – *if individual, state last, first, middle name*)

23974 Aliso Creek Road, Suite 395, Laguna Niguel, CA 92677
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Carolyne Tsai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Capital Strategies, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Quest Capital Defined Benefit & Retirement Account

Carolyne Tsai Trust & IRA

Carolyne Tsai custodian for Michael, Christopher & Tiffany

Signature

CFO

Title

Notary Public

RICHARD T. BROWNE
Commission # 1766138
Notary Public - California
Orange County
My Comm. Expires Sep 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Quest Capital Strategies, Inc.

## FINANCIAL STATEMENTS

**For the year ended December 31, 2009**

*With*

**INDEPENDENT AUDITORS' REPORT THEREON**

TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

## TABLE OF CONTENTS

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Quest Capital Strategies, Inc.

We have audited the accompanying statement of financial condition of Quest Capital Strategies, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Quest Capital Strategies, Inc. at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**Tarvaran Askelson & Company, LLP**

Tarvaran Askelson & Company

Laguna Niguel, CA
February 9, 2010

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

**Quest Capital Strategies, Inc.**
**Statement of Financial Condition**
**December 31, 2009**

## ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash | $ | 260,898 |
| Commissions receivable | | 191,581 |
| Other receivable | | 126,009 |
| Prepaid expenses | | 2,457 |
| Securities owned (Note 3) | | 13,134 |
| Total current assets | | 594,079 |
| Property and equipment, net (Notes 2 and 4) | | 14,445 |
| Pension asset | | 122,792 |
| Deposits and other assets | | 105,808 |
| Total assets | $ | 837,124 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Accrued expenses | $ | 50,020 |
| Commissions payable | | 140,972 |
| Retirement plans payable | | 99,721 |
| License fees payable | | 83,540 |
| Total current liabilities | | 374,253 |
| Commitments (Note 5) | | - |
| Common stock, no par value; 116.14 shares authorized; 100 shares issued and outstanding | | 10,000 |
| Accumulated other comprehensive loss | | 122,791 |
| Retained earnings | | 330,080 |
| Total stockholders' equity | | 462,871 |
| Total liabilities and stockholders' equity | $ | 837,124 |

See independent auditors' report and accompanying notes to financial statements

**Quest Capital Strategies, Inc.**
**Income Statement**
**For the year ended December 31, 2009**

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 2,524,724 |
| Annual fees | | 556,996 |
| Administrative services | | 149,172 |
| Other income | | 178,788 |
| Interest and dividends | | 2,022 |
| Net unrealized losses on securities | | 4,493 |
| Total revenues | | 3,416,195 |
| Operating expenses: | | |
| Commission expense | | 1,484,344 |
| Employee compensation | | 979,425 |
| Office expense | | 87,033 |
| Rent | | 77,338 |
| Other expenses | | 60,290 |
| License and fees expense | | 44,141 |
| Trading overhead | | 37,679 |
| Advertising and promotion | | 29,800 |
| Legal and professional | | 12,544 |
| Depreciation | | 3,773 |
| Total operating expenses | | 2,816,367 |
| Income before provision for income taxes | | 599,828 |
| Provision for income taxes (Note 2) | | (8,252) |
| Net income | $ | 591,576 |

See independent auditors' report and accompanying notes to financial statements

**Quest Capital Strategies, Inc.**
**Statement of Stockholders' Equity**
**For the year ended December 31, 2009**

| | Common stock | | | | |
|---|---|---|---|---|---|
| | Shares outstanding | Amount | Retained Earnings | Accumulated Other Comprehensive Income | Total |
| Balance, December 31, 2008 | 100 | $ 10,000 | $ 420,628 | $ 25,462 | $ 456,090 |
| Stockholders' distributions | - | - | (682,124) | - | (682,124) |
| Comprehensive income: | | | | | |
| Net Income | - | - | 591,576 | - | 591,576 |
| Other comprehensive income, net of tax | | | | | |
| Change in minimum pension asset | - | - | - | 97,329 | 97,329 |
| Balance, December 31, 2009 | 100 | $ 10,000 | $ 330,080 | $ 122,791 | $ 462,871 |

See independent auditors' report and accompanying notes to financial statements

**Quest Capital Strategies, Inc.**
**Statement of Cash Flows**
**For the year ended December 31, 2009**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 591,576 |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Depreciation | 3,773 |
| Unrealized gains on marketable securities, net | (4,493) |
| Decrease (increase) in assets | |
| Commissions receivable | (50,579) |
| Other receivable | (120,129) |
| Prepaid expenses | 3,477 |
| Deposits | (284) |
| (Decrease) increase in liabilities | |
| Accrued expenses | 16,431 |
| Commissions payable | 59,885 |
| Retirement plan payable | (17,888) |
| License fees payable | 12,238 |
| Net cash flows provided by operating activities | 494,007 |
| **Cash flows from investing activities** | |
| Purchase of property and equipment | (2,239) |
| Net cash flows used by investing activities | (2,239) |
| **Cash flows from financing activities** | |
| Stockholders' distributions | (682,124) |
| Net cash flows used by financing activities | (682,124) |
| Net increase (decrease) in cash | (190,356) |
| Cash at beginning of year | 451,254 |
| Cash at end of year | $ 260,898 |
| **Supplemental disclosure of cah flow information:** | |
| Cash paid for income taxes | $ 8,252 |

See independent auditors' report and accompanying notes to financial statements

## 1. ORGANIZATION

Quest Capital Strategies, Inc. (the Firm), is primarily engaged in the business of securities brokerage. The Firm operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

The Firm considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less. The Firm maintains a $100,000 deposit with its clearing broker/dealer.

### Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Fair Value Measurements** (continued)

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long-lived assets.

**Property and Equipment**

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

**Securities Transactions**

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Income Taxes:**

The Firm is an S Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. The Firm is subject to California state income tax, which is the greater of $800 or 1.5% of taxable income and, accordingly, a provision for such taxes has been included in the accompanying financial statements. Deferred tax expense was immaterial for the year ended December 31, 2009.

The Company did not have any unrecognized tax benefits which would require an adjustment as of the year ended December 31, 2009.

## 3. SECURITIES OWNED

The Firm's securities investments are classified as trading securities. The firm only purchases securities for the purpose of assisting customers in selling their thinly traded or worthless securities. Trading securities consist solely of equity securities and are recorded at fair value on the balance sheet in current assets and, with the change in fair value during the period included in earnings. Securities owned at December 31, 2009 consisted solely of marketable equity securities.

Realized gains and losses are determined on the basis of actual results on investments. During 2009, the Firm sold no marketable securities. Realized and unrealized gains on marketable securities were as follows:

| | Gross Unrealized Gain | Gross Unrealized Loss |
|---|---|---|
| Trading securities: | | |
| Marketable equity securities | $ 4,993 | $ - |

| | Gross Realized Gain | Gross Realized Loss |
|---|---|---|
| Trading securities: | | |
| Marketable equity securities | $ - | $ - |

## 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consisted of the following:

| | | |
|---|---|---|
| Property and equipment | $ | 66,929 |
| Less: accumulated depreciation | | (52,484) |
| Property and equipment, net | $ | 14,445 |

## 5. COMMITMENTS

**Operating Leases**

On May 15, 2009, the Firm entered into a new operating lease which expires July 31, 20014. The operating lease calls for monthly payments of rent, common area maintenance, insurance and property taxes. The lease provides for an increase in the monthly lease rate approximately every 12 months. Future minimum payments by year due under the operating lease agreement are as follows:

| For the year ended December 31, 2009 | | Amount |
|---|---|---|
| 2010 | $ | 60,529 |
| 2011 | | 64,961 |
| 2012 | | 66,795 |
| 2013 | | 68,630 |
| After 2013 | | 40,658 |
| | $ | 301,573 |

## 6. NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2009, the firm had net capital of $174,879 that was $149,929 in excess of its required net capital of $24,950 The Firm's percentage of aggregate indebtedness to net capital at December 31, 2009 was 2.14 to 1.

## 7. RISKS

As discussed in Note l, the Firm's customers' Securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Firm and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificated directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Firm. The Firm seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Firm maintains its cash in bank deposit accounts which at times may exceed federally insured limits. Management periodically evaluates the credit worthiness of its primary depositories. The Firm has not experienced any losses in such accounts. The Firm believes it is not exposed to any significant credit risk on cash and cash equivalents.

## 8. RETIREMENT PLANS

The Firm has a defined benefit plan and a defined contribution plan covering the employer. Total costs associated with the company's defined contribution benefit plan were approximately $50,000 in 2009. Benefits for the defined benefit pension plan covering the employer are provided based on the greater of the percent of average monthly compensation or dollar amount per month times years of credited service. The company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations.

In 2008, the Firm adopted the recognition and disclosure provisions of SFAS No. 158, later codified in ASC 715-10, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). SFAS No. 158 required the company to recognize the funded status of its pension and other post-retirement benefit plans in the consolidated statement of financial position. Subsequent changes in funded status that are not recognized as a component of net periodic benefit cost are recorded as a component of accumulated other comprehensive loss. The annual measurement date used to determine pension and other post-retirement benefit amounts is December 31, 2009

**8. RETIREMENT PLANS (Continued)**

The following amounts relate to the Firm's defined benefit pension plan for the year ended December 31, 2009:

| | | |
|---|---|---|
| Participant contributions | $ | - |
| Accrued firm contributions | $ | 50,000 |
| Benefits paid | $ | - |
| Minimum funding requirement for 2009 | $ | 99,604 |
| Prior service cost | $ | 63,877 |
| Accrued pension cost | $ | 92,112 |

At December 31, 2009, the funded status of the plan was as follows:

| | | |
|---|---|---|
| Fair value of plan assets at end of year | $ | 477,068 |
| Pension benefit obligation at year end | | 354,277 |
| Excess of plan assets over benefit obligations | $ | 122,791 |
| Accumulated Benefit Obligation | $ | 682,248 |

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

| | |
|---|---|
| Discount rate on benefit obligation | 6.0% |
| Rate of expected return on plan assets | 5.0% |
| Rate of employee compensation increase | 0.0% |

Weighted-average assumptions used to determine benefit obligations are as follows:

| | |
|---|---|
| Discount rate on benefit obligation | 6.0% |
| Rate of employee compensation increase | 0.0% |

**8. RETIREMENT PLANS (Continued)**

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

The percentage asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

| Asset Category | |
|---|---|
| Cash and money market securities | 85.0% |
| Equity securities | 15.0% |

Benefits expected to be paid over the next ten fiscal years are as follows:

| | | |
|---|---|---|
| 2009 | $ | - |
| 2010 | | - |
| 2011 | | - |
| 2012 | | - |
| 2013 | | - |
| 5 years after 2013 | | 461,974 |
| | $ | 461,974 |

# SUPPLEMENTAL INFORMATION

**Quest Capital Strategies, Inc.**
**Schedule I**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**For the year ended December 31, 2009**

| | | |
|---|---|---|
| Net Capital: | | |
| Total stockholder's equity from statement of financial condition | | $ 462,871 |
| Deductions: | | |
| Non-allowable assets: | | |
| Commissions receivable | $ 59 | |
| Other receivable | 126,009 | |
| Prepaid expenses | 2,935 | |
| Property and equipment, net | 14,445 | |
| Pension asset | 122,792 | |
| Deposits and other assets | 5,808 | 272,048 |
| Tentative net capital | | 190,823 |
| Haircuts | | |
| Money market account | $ 3,285 | |
| Marketable securities | 12,659 | |
| | | 15,944 |
| Net capital | | $ 174,879 |
| Aggregate indebtedness: | | |
| Items included in statement of financial condition: | | |
| Accrued expenses | | $ 50,020 |
| Commissions payable | | 140,972 |
| Retirement plans payable | | 99,721 |
| License fees payable | | 83,540 |
| Total aggregate indebtedness | | $ 374,253 |

**Quest Capital Strategies, Inc.**
**Schedule I (Contined)**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**For the year ended December 31, 2009**

| | | |
|---|---|---|
| Minimum net capital required | $ | 24,950 |
| Excess net capital | $ | 149,929 |
| Ratio of aggregate indebtness to net capital | | 2.14 to 1 |
| Reconciliation with Company's computation: | | |
| Net capital as reported in Company's Part II-A (unaudited) FOCUS report | $ | 175,892 |
| Audit adjustment for increase in pension asset | | 25,553 |
| Audit adjustment for increase in nonallowable pension asset | | (25,553) |
| Audit adjustment for unrecorded liability | | (1,013) |
| Net capital per above | $ | 174,879 |

**Quest Capital Strategies, Inc.**
**Schedule II**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**as of December 31, 2009**

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

**Quest Capital Strategies, Inc.**
**Schedule III**
**Informstion Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**as of December 31, 2009**

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

**Quest Capital Strategies, Inc.**
**Schedule IV**
**Schedule of Segregation Requirements and Funds in Segregation**
**For Customers' Regulated Commodities Futures and Options Accounts**
**as of December 31, 2009**

Not Applicable

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**

Board of Directors
Quest Capital Strategies, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quest Capital Strategies, Inc. (the Firm) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**Tarvaran Askelson & Company, LLP**

Tarvaran Askelson & Company

Laguna Niguel, California
February 09, 2010

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Quest Capital Strategies, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Quest Capital Strategies, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Quest Capital Strategies, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Quest Capital Strategies, Inc.'s management is responsible for the Quest Capital Strategies, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**Tarvaran Askelson & Company, LLP**

Tarvaran Askelson & Company

Laguna Niguel, CA
February 22, 2010